UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2023

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 23, 2023, Michael Dee delivered notice (a copy of which is attached hereto as Exhibit 17.1) to the board of directors (the “Board”) of Velodyne Lidar, Inc. (the “Company”) of his resignation as a member of the Board, effective immediately. Mr. Dee had resigned as the Chairman and from all committees in July 2022.

This Amendment No. 1 on Form 8-K/A (this “Amended 8-K”) is being filed as an amendment to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 24, 2023 (the “Original 8-K”). The purpose of this Amended 8-K is to add as exhibits (a) a letter from Mr. Dee to the Board delivered on January 23, 2023 but dated January 23, 2022 (a copy of which is attached hereto as Exhibit 17.2) (the “Dee Letter”) and (b) a letter in response thereto from the Chairperson of the Board to Mr. Dee dated January 26, 2023 (a copy of which is attached hereto as Exhibit 17.3). The Company hereby advises that it does not agree with the substance of the Dee Letter. Other than to the extent amended hereby, the disclosure contained in the Original 8-K remains unchanged.

Mr. Dee has previously criticized the Board and management and voiced his concerns about his considerable differences of opinion with certain Board members and management, including the concerns raised in the Dee Letter.

In accordance with the requirements of Item 5.02 of Form 8-K, the Company has provided Mr. Dee a copy of the disclosures it is making in this Item 5.02 report no later than the day of filing this Current Report on Form 8-K with the Securities and Exchange Commission.

Item 8.01	Other Events

The information set forth under Item 5.02 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

As previously disclosed, on November 4, 2022, the Company entered into an Agreement and Plan of Merger with Ouster, Inc. (“Ouster”), Oban Merger Sub, Inc. and Oban Merger Sub II LLC (as it may be amended from time to time, the “Merger Agreement”) in connection with the proposed combination (the “Transaction”) of the Company and Ouster. The information in this Current Report on Form 8-K is being filed to update and supplement the proxy statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 8, 2022 (as amended and supplemented from time to time, the “Proxy Statement”), relating to the Company’s special meeting of stockholders to be held on February 3, 2023 in connection with the Transaction. This supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety, including the annexes thereto and the cautionary notes regarding the risks and limitations associated with relying on prospective financial information.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster, Inc. (“Ouster”) and Velodyne Lidar, Inc. (“Velodyne”) that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in Part II, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne have filed with the SEC, and the SEC has declared effective on December 8, 2022, a registration statement on Form S-4 (File No. 333-268556), as amended and supplemented, that includes a joint proxy statement of Ouster and Velodyne and also constitutes a prospectus with respect to shares of Ouster’s common stock to be issued in the proposed transaction (as amended and supplemented from time to time, the “Joint Proxy Statement/Prospectus”). Velodyne and Ouster commenced mailing of the Joint Proxy Statement/Prospectus to their respective stockholders on December 9, 2022 and December 14, 2022, respectively. This Current Report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Ouster or Velodyne may file with the SEC. INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne that are filed or will be filed with the SEC by Ouster and Velodyne from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction is included in the Joint Proxy Statement/Prospectus filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

17.1*	Resignation Letter from Michael Dee to the Board of Directors, dated January 23, 2023

17.2	Letter from Michael Dee to the Board of Directors, dated January 23, 2022

17.3	Letter from Virginia Boulet, Chairperson of the Board, to Michael Dee, dated January 26, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

DATE: January 27, 2023	By:	/s/ Daniel Horwood
Daniel Horwood
General Counsel and Corporate Secretary

Exhibit 17.2

January 23, 2022

Board of Directors

Velodyne Lidar, Inc.

5521 Hellyer Avenue

San Jose, CA 95138

To the Board of Directors;

Velodyne is within days of the shareholder meeting on January 26th to approve the merger with Ouster. On November 4th I signed a Support Agreement (Annex E of the merger proxy) and have honored my obligations therein to vote for the merger. While I fully support the concept of the merger and its objectives, I have serious reservations which have emerged since signing the support agreement and hope the company will rectify these deficiencies prior to the shareholder vote. Between signing the Support Agreement and the shareholder meeting many things happen, many decisions are made, and much is learned, some of which are not public. I have expressed my issues and concerns regarding these decisions to no avail. I have done my best to explain these issues within the legal limitations and constraints I am under.

However, knowing what I know now and what has transpired since November 4th I cannot in good conscience provide a tacit show of support, given the concerns I have outlined below. The company has expressed that there was unanimous board support for the merger. While certainly true at the time, I will leave it to the Company to determine if my concerns, require that statement to be updated. As a director and shareholder, I can rest assured that I have done absolutely everything possible to make my concerns known to the board, management and our outside advisors.

I have significant and substantial disagreements with the board and management; in particular regarding the current merger documentation and disclosure. My concerns and issues on documentation and disclosure deficiencies have become more pronounced following the completion, filing and distribution of the merger proxy. Since I signed our support agreement eleven weeks ago a great deal has happened to heighten my concern regarding the merger proxy, in particular concerns about the sufficiency of the January 12th 8-K. These issues of concern largely center around the following (Note: I use the term New Ouster to refer to the post-merger company):

•

Merger Proxy: Disclosure Process: I have made various suggestion to this end regarding our merger proxy; however, those recommendations were not taken and thus in my opinion our disclosure falls short of my standards. I believe there are deficiencies in the background section, risk factors, the financial outlook, governance and regarding the Velodyne warrants. An update to the merger proxy is standard and the board was provided a draft 8-K update with no notice on January 12th when we had a dense agenda for a board meeting that day and other issues to attend to. We were not even given 24 hours before it was filed and thus no real chance to comment. In an effort to submit my comments, which were not being attended to by internal legal, I earlier spoke to outside counsel as well, to record some of my concerns. While the 8-K references 11 stockholder demand letters of draft complaints and multiple lawsuits complaining of disclosure deficiencies, I do not feel that my comments, as an Independent Director, were properly taken into account. Therefore, for the reasons below I am concerned the merger proxy, as distributed and updated in the 8-K, is not complete in its disclosure.

•

Merger Proxy: Non Disclosure of New Ouster Directors: On Friday December 2nd Velodyne had a meeting of the Board of Directors. As part of the agenda the Velodyne nominees to serve on the New Ouster board were motioned, seconded and approved in a board vote. However, despite the date of the merger proxy being December 8th, the record date being December 13th, the merger proxy mailing beginning December 14th and the recent 8-K filing of January 12th I am not aware that the names of the nominees to the New Ouster Board of Directors from either Velodyne or Ouster have been disclosed in the ensuing seven weeks.

In my opinion it is unconscionable to expect shareholders to vote on a merger without the knowledge as to who are their representatives on the board, in particular when this has been known and decided almost two months ago. If somewhere I am not aware of, these nominees have been disclosed, I retract this complaint, however, if these names have not been disclosed there is no excuse and no vote should take place until all shareholders have had ample opportunity to study who their representatives will be on the board of New Ouster.

Assuming these persons have not been disclosed, this is a major deficiency because we are thus asking our Shareholders to approve a merger with eight board members, of which only two have been disclosed, leaving shareholders unclear who the other 75% of their board representatives will be. Those names, which are already decided, should be disclosed, including how they were selected, and if they meet the requirements as set out in the merger agreement (Annex A: Merger Agreement).

•

Merger Proxy: Audit Committee Requirements: The Agreement and Plan of Merger (Merger Proxy: Annex A, Page 4) stipulates that of the four Velodyne nominees to the New Ouster board, two are required to meet the NYSE qualifications to participate on the Audit Committee. The current CEO of Velodyne will become the Executive Chairman of New Ouster and thus does not meet the independence test. The current Chairman of the Velodyne Audit Committee has extensive financial literacy and Audit Committee experience and fully meets all NYSE requirements to both serve and chair an Audit Committee. The remaining two nominees do not, in my opinion, meet the NYSE requirements for financial literacy. As I recruited both for the board and in discussing committee assignments both indicated they were not qualified for Audit Committee responsibilities. While one of the two was recently put on the Audit Committee of Velodyne, the company is a NASDAQ, not NYSE listed company. I would also note that while this requirement was in the Agreement and Plan of Merger, this requirement was not noted anywhere else in the merger proxy and thus could easily be missed.

I am also not aware of any board approved exemption or judgement made by the board in terms of the NYSE financial literacy requirements. The Audit Committee members will be exceptionally important following the merger as a myriad of accounting policies will need to be harmonized and the highest levels of financial literacy will be required. As such I do not believe that the nominees meet this requirement nor has the board specifically affirmed this for the merger. With the merger vote days away, this is a serious deficiency.

•

Merger Proxy: Veracity of Financials: Another area of concern I have had is the financial veracity of Ousters financials and projections. On August 4th Ouster announced their second quarter results. As part of those results Ouster lowered their fully year revenue guidance to $40 to $55 million. Their prior guidance was $65 to $85 million. That is a decline of as much as 53% which is highly material. As we are now three weeks into the new year an investor should have more information as to the year-end financial results, for both companies.

We know this information now for both ourselves and Ouster yet have not disclosed this material information to the public. In my opinion this information should be known to any investor contemplating voting on this merger given it is readily available, and should have been provided already. Of course, these numbers would be unaudited, and no comfort will be provided, which is an issue in itself. However, to provide to investors no indication of the fourth quarter and full year after such a major change in guidance, and that we are in possession of these numbers, does not comport with how I view complete and full disclosure.

•	Merger Proxy: Ouster Debt:

No Proxy Disclosure of the Updated Loan Amount: Ouster has $40 million of very expensive debt outstanding it has incurred this year, $20 million of it in the fourth quarter. As the Consolidated Balance Sheet is of September 30th, 2021 this additional $20 million is not disclosed there, nor have I seen any further disclosures in the proxy or the 8-K. While disclosed as a subsequent event in the Ouster 10-Q this seems to me to be a material fact and should be disclosed prominently as part of the merger documents.

Also, in a 40-year investment banking career I have never been a proponent of such an early-stage, negative cash-flow company, taking on such a substantial amount of highly expensive debt. It is a recipe for disaster. As of September 30th 2022, Ouster had $133.2 million of cash on the balance sheet. Their total debt of $40 million represents 30% of that cash balance, clearly a material amount.

No Proxy Disclosure of Liquidity Covenant: In early November Ouster filed an 8-K amendment to their loan agreement with Hercules in which they added a “minimum liquidity financial covenant whereby Ouster must maintain at least $60 million of cash in deposit accounts that are subject to an account control agreement in favor of Hercules”. I could not find any mention of this in the merger proxy nor do I recall this ever being discussed, nor would I have ever agreed to this for New Ouster. This provision requires New Ouster to keep $60 million of cash in an account under the control of Hercules. This is equal to 150% of the loan itself, akmost half of all Ouster’s cash, and 30% of the anticipated cash of the New Ouster. This reduces cash runway almost 30% from $220 million to $160 million. With an anticipated quarterly burn-rate of $25-30 million per quarter this significantly reduces the runway and increases the risk of a going concern issue next year. I do not recall this being discussed in the context of the negative impact on our cash runway.

No Agreement on Debt Reduction: I am strongly of the opinion that it should have been agreed as part of the Agreement and Plan of Merger to retire this expensive debt, with its $60 million liquidity reserve, immediately upon completion of the merger. Aside from tying up significant capital, I estimate that the interest expense on the debt will be in excess of $5 million per year. To me, this is an absurdly high interest and dead-capital burden for a company with as high a burn-rate and capital needs as New Ouster will have in 2023, as synergies and cost reductions are phased in. This restriction on capital, debt cost and the prepayment penalty, does not strike me as properly disclosed or considered.

The full amount of the Ouster debt, the expected interest expense, and the $60 million liquidity reserve for Hercules should be disclosed clearly in the merger proxy, and not just incorporated by reference. The repayment of this debt, with penalty, will be the concern of the New Ouster board, a board whose names have not been disclosed yet. At a minimum this debt should be disclosed, extinguished and perhaps replaced with convertible debt, yet there is no assurance of this, nor knowledge of who will make this decision by investors.

•

Merger Proxy: Unfair Treatment of Velodyne Warrant Holders: Velodyne has a series of publicly traded warrants outstanding under the ticker VLDRW. For months I have warned that these warrant holders, of which I am one, were being treated “unfairly” in the merger. While technically following the language of the Warrant Agreement, the Velodyne warrant situation is completely unprecedented, and in the context of the merger, warrant holder value has been, and will further be, unfairly destroyed.

As evidence of this, the market price of the Velodyne warrants has fallen approximately 40% since the close on November 4th, the last day of trading prior to the merger’s announcement. What makes this so striking and obvious is that Velodyne’s underlying common shares have increased in price significantly while the warrant values have plummeted. For example, on December 5th Velodyne’s common shares closed at $1.18 up 33% from November 4th’s pre-announcement close, however, Velodyne’s warrants closed down 16% from the same date. Common up 33%, warrants down 16%. Not fair.

Why? It is because post-merger the Velodyne warrants will be trading side-be-side with the Ouster warrants, with different ticker symbols. Both will be exercisable into the same common shares, but the Velodyne warrant terms are vastly worse. Consider, the strike rate on the Velodyne warrants will be $14.02 versus Ouster’s $11.50, and the Velodyne warrant will be exchangeable into only 62% of a New Ouster common share, while the Ouster warrant will be exercisable into 100% of a New Ouster share. Therefore, post-merger Velodyne public warrant holders will have a worse strike rate that is 22% higher and will be exercisable into 38% less of a share. This is why, in my view, the Velodyne warrant holders are being treated unfairly.

But there is more. I have clearly shown above how the Velodyne warrant will be worth significantly less than the Ouster warrant. In the recent past Velodyne’s warrants have traded as much as 4.5 times higher than the price of the Ouster warrants, and now it are going to be valued at a discount to the Ouster warrants.

In the merger proxy you will nowhere find the new strike rate of $14.02 nor will you find the Exercise ratio of 0.6153. You will only find words on how to do the calculation. Why not show the calculations we have spent so much time discussing? Our warrant holders have not been informed and the calculations which may seem easy, are not. Even our Chairwoman wasn’t able to do the strike rate adjustment correctly, was wrong directionally, and in its impact.

Our warrant holders are not generally aware of the impending changes the merger will bring to their warrants and we should educate and inform them. However, the management and the board have steadfastly refused to even request a NoBo list from Broadridge in order to be aware of who our warrant holders are. I even offered to pay for it. Given our high retail shareholder base it is likely our warrant holders are not even aware of the terms as they were not provided a merger proxy. It is not right that our warrant holders are treated in this unfair fashion as the warrant holders were the largest source of cash in the history of the company.

As President, CFO and a Director of GRAF which created the warrants in GRAF’s IPO, and now as an Independent Director of Velodyne I am of the firm contention that it is in the interests of the company, that will require additional capital in the future, to treat all our public security holders with fairness, and they are not, in my opinion. This is particularly true given the unprecedented situation this merger creates for our warrant holders. You have heard this is standard and conventional, but our situation is completely unique. Investors have long memories, and New Ouster may find it has handicapped future capital raises by the treatment of the Velodyne warrant holders.

My personal equity position is greater than all the independent directors combined. Additionally, I have invested more personal economic capital (ie cash) into Velodyne than the entire board and senior management team combined. I own common shares and warrants and have never sold a common share or a warrant. My losses are painful as are those of other shareholders and I have done my very best to help the company prepare for a future I believe in. My economic interests are perfectly aligned with our shareholders and thus I have been disappointed at the lack of respect for the concerns I have expressed on behalf of our security holders.

Respectfully

Michael Dee

Exhibit 17.3

January 26, 2023

VIA EMAIL

Michael Dee

*******

RE: Letter to the Board of Directors of Velodyne Lidar, Inc. dated January 23, 2023

Michael,

The board of directors (the “Board”) of Velodyne Lidar, Inc. (“Velodyne” or the “Company”) received your correspondence dated January 23, 2023 (the “Correspondence”) relating to the upcoming special meeting of Velodyne stockholders (the “Special Meeting”) being held to vote on the adoption of the Agreement and Plan of Merger, dated November 4, 2022, by and among Ouster, Inc. (“Ouster”), certain affiliates of Ouster, and Velodyne (the “Merger Agreement” or “MA”).

In your Correspondence, you make numerous assertions regarding the Company’s definitive proxy statement as filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2022, as supplemented by the Company’s Current Report on Form 8-K as filed with the SEC on January 13, 2023 (the “Proxy”), the Board’s process for approving the MA and the transactions contemplated thereby (collectively, the “Transactions”) and the terms of the Transactions. As detailed herein, the assertions in your Correspondence are incorrect.

First, you assert that you made various suggestions regarding disclosures in the Proxy which were not taken into account. The Board, in conjunction with the Company’s officers and outside counsel, fully considered all comments you provided and believe the Proxy fully and accurately discloses all material information necessary for Company stockholders to vote on the Transactions.

Second, you observe that on Friday, December 2, 2022, the Board met and approved the Velodyne nominees to serve on the board of directors of Ouster following the closing of the Transactions (“New Ouster”) and assert that the identity of the New Ouster directors should be disclosed to Company stockholders. While it is true that the Board approved a slate of nominees – consisting of myself, Dr. Ted Tewksbury, Mr. Ernest Maddock and Ms. Kristin Slanina – to serve on the board of directors of New Ouster (the “New Ouster Board”), Section 1.6(a) of the MA requires that each nominee from the Board “shall be reasonably acceptable to Ouster.” The current board of directors of Ouster (the “Current Ouster Board”) has not yet taken action to accept the slate of New Ouster nominees approved by the Board, nor has the Current Ouster Board made a final determination as to the director nominees Ouster will propose to serve on the New Ouster Board. It is therefore premature to definitively disclose the identities of the members of the New Ouster Board, and Velodyne and Ouster have determined not to do so at this time. Once finally determined, all New Ouster Board members will be appointed in accordance with the express requirements set forth in the MA, effective as of and contingent upon the occurrence of the closing of the Transactions. Please also note that the stockholders of New Ouster, which will include the current Company stockholders as provided in the MA, will retain the right and discretion to vote for or against members of the New Ouster Board following the closing as will be provided in the New Ouster organizational documents.

Michael Dee

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Third, you assert that Velodyne’s nominees for the New Ouster Board do not meet the requirement set forth in Section 1.6(a) of the MA that “at least two (2) of the Velodyne designees . . . shall meet the minimum requirements to serve on Ouster’s audit committee under the Rules of the NYSE” and that the Proxy fails to disclose this requirement. To be clear, the Board has determined that the Velodyne nominees comport with the express requirements of the MA, including the requirement in Section 1.6(a) thereof that the Velodyne nominees for the New Ouster Board meet the minimum requirements for audit committee membership under the Rules of the NYSE. Moreover, while the audit committee component of Section 1.6(a) was not included in the summary of the MA included in the Proxy in an effort to cause the Proxy to be of reasonable length, as is typical for proxy statements in this context, page 104 of the Proxy explicitly states that the summary of the MA included in the Proxy “does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement” and suggests that Company stockholders “read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and any documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus.” Those Velodyne and Ouster nominees that are expected to serve on the audit committee of the New Ouster Board are indicated in the above chart.

Fourth, you appear to assert that the financial disclosures related to Velodyne and Ouster are deficient because “as we are now three weeks into the new year an investor should have more information as to the year-end financial results, for both companies.” As you are aware, both Velodyne and Ouster have been and remain in compliance with respect to disclosure of financial results for each of the quarter and fiscal year ended December 31, 2022, as the companies remain well within the reporting deadlines required by law — Velodyne and Ouster must file their annual report by March 31, 2023.

Fifth, you suggest that Ouster’s debt balance was not appropriately reflected in the Proxy. The financial disclosures included in the Proxy, including the unaudited pro forma condensed combined financial information, comply with the SEC’s proxy rules. While you correctly observe that incremental debt incurred by Ouster following the date of the unaudited pro forma condensed combined balance sheet (as of September 30, 2022 (not 2021, as you contend) and included in the Proxy) was subsequently publicly disclosed in Ouster’s Form 10-Q, filed November 8, 2022 – this disclosure, too, comports with SEC requirements. Note that pages 181-182 of the Proxy expressly provide (i) “This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus,” (ii) “Ouster … file annual, quarterly and current reports, proxy statements and other information with the SEC,” and (iii) “The following documents, which were filed by Ouster with the SEC, are incorporated by reference into this joint proxy statement/prospectus … contain important information about Ouster’s business and Ouster’s financial performance: … Ouster’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the SEC on November 8, 2022.” Note further that Ouster’s draw down under its pre-existing Loan and Security Agreement, dated April 29, 2022, by and between Ouster, Sense Photonics, Inc. and Hercules Capital, Inc. (“Hercules”) (as amended from time to time, the “Ouster-Hercules Loan Agreement”) was discussed and considered by the parties in advance of entering into the MA and such draw down was explicitly permitted by Section 5.2(i) of the MA, which permits “borrowings under Ouster’s existing credit facilities.” In addition, while you object to Ouster’s current debt balance from a strategic or business perspective, the Board has considered your and other views on the subject and observes that the New Ouster Board is expected to evaluate and determine the appropriate capital structure of New Ouster, as the Board had done for Velodyne.

Michael Dee

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Sixth, you observe that Ouster disclosed in “early November” that it had amended the Ouster-Hercules Loan Agreement to include a “minimum liquidity financial covenant whereby Ouster must maintain at least $60 million of cash in deposit accounts that are subject to an account control agreement in favor of Hercules,” a term to which you state you would not have agreed for New Ouster. With regard to such amendment, Ouster’s Form 8-K disclosure states that such provision was required by Hercules in order to obtain Hercules’ “consent[] to the transactions contemplated by the Merger Agreement” and also replaced a prior “financial covenant requiring Ouster to achieve certain trailing twelve month revenue thresholds commencing with the quarter ending June 30, 2023 …, contingent upon and effective as of the closing of the [Transactions].” Further, such Ouster Form 8-K makes clear that the amended to the Ouster-Hercules Loan Agreement was agreed to and entered into by Ouster on November 1, 2022, which date preceded entry into the MA, and cautions, as is customary, that the summary included therein “does not purport to be a complete description and is qualified in its entirety by reference to the full text of the [Hercules Amendment],” which document was attached to, and incorporated by reference into, Ouster’s Form 8-K, as required by SEC rules. Further, the section entitled “Where You Can Find More Information” at pages 181-182 of the Proxy expressly incorporates by reference the November 7, 2022 Ouster Form 8-K. Finally, this determination was made by the Ouster Board, not the Board, and the New Ouster Board will course have discretion to potentially address or renegotiate terms of the Ouster-Hercules Loan Agreement as it deems appropriate.

Seventh, you express your opinion that, in connection with the MA, Ouster or New Ouster should have been required to retire the indebtedness previously drawn under the Ouster-Hercules Loan Agreement. The Board is aware of your view. As you will recall, the terms of the MA, and anticipated opportunities for costs and debt reduction of New Ouster, were extensively considered and negotiated with Ouster and discussed with the Board, and the Board (including you) ultimately approved the MA which did not include a requirement Ouster retire or pay down the indebtedness drawn under the Ouster-Hercules Loan Agreement. Further, as noted above, the New Ouster Board will be tasked with weighing, considering and ultimately determining the appropriate capital structure of New Ouster following the closing of the Transactions.

Eighth, and finally, you make various assertions with respect to MA’s treatment of the publicly traded warrants to acquire shares of Velodyne (“Velodyne Warrants”), with each in essence amounting to a view that the holders of Velodyne Warrants are being treated “unfairly.” As previously discussed, including with our officers and outside counsel, this argument is without merit.

As you correctly note, the treatment of the Velodyne Warrants under the MA “technically follow[s] the language of the Warrant Agreement” applicable to the Velodyne Warrants pursuant to the Warrant Agreement, dated October 15, 2018, by and between Velodyne (formerly known as Graf Industrial Corp.) and Continental Stock Transfer & Trust Company (the “Warrant Agreement” or “WA”). The MA treats the Velodyne Warrants in accordance with the terms of the WA, precisely as required. Section 4.4 of the WA requires that after a merger, Velodyne Warrant holders have “the right to purchase and receive … the kind and amount of shares of stock or other securities or property (including cash) receivable upon such ... merger ... that the holder of the [Velodyne] Warrants would

Michael Dee

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have received if such holder had exercised his, her or its [Velodyne] Warrant(s) immediately prior to such event.” Section 2.7 of the MA, in turn, provides that the Velodyne Warrants “shall be converted” into an “Ouster Warrant,” subject to the same terms and conditions as applied to the Velodyne Warrants immediately prior to the consummation of the Transactions. The number of Ouster warrants that each Velodyne Warrant holder will receive will be calculated using the same exchange ratio used to calculate the number of shares of Ouster common stock Velodyne common stockholders will receive in the Transactions. In other words, regardless of whether Velodyne Warrant holders exercise their Velodyne Warrants or hold their Velodyne Warrants to receive an Ouster warrant, they are entitled to equivalent consideration. Depending on a Velodyne Warrant holder’s decision, such consideration is either in the form of Ouster common stock or Ouster warrants that may convert to shares of Ouster common stock upon exercise. This is consistent with the terms of the WA and standard industry practice in merger transactions. Because Velodyne Warrant holders are not entitled to a different calculus or exchange ratio than holders of Velodyne common stock, the MA complies with Section 4.4 of the WA.

You also remark that the recent market trading price of Velodyne Warrants and the historical comparative trading prices of the Velodyne Warrants and the Ouster warrants suggests unfair treatment. That too, is incorrect. The historical comparative trading prices of the Velodyne Warrants and the Ouster warrants are irrelevant to the treatment of the Velodyne Warrants under the WA. Rather, as noted above, the WA requires that the Velodyne Warrants holders receive the same consideration as they would receive if the Velodyne Warrants were exercised prior to the consummation of the Transactions. The MA satisfies this requirement. In any event, note also that, due to the low volume of public trading and float of both the Velodyne Warrants and the Ouster warrants, such securities’ historical trading prices are not necessarily representative of their underlying value.

Velodyne reserves all rights and waives none.

Sincerely,

/s/ Virginia Boulet

Virginia Boulet Chairperson of the Board